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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*


                        THE ASHTON TECHNOLOGY GROUP, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   045084-11-8
       ------------------------------------------------------------------
                                 (CUSIP Number)

                              Steven Morse, Esq.,
                              --------------------
                               Lester Morse P.C.,
                               -------------------
                    111 Great Neck Rd., Great Neck, NY 11021
                    -----------------------------------------
                                 (516-487-1446)
                                 --------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   May 31, 1996
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover p[age shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                          SCHEDULE 13D

 CUSIP No. 045084-11-8                                                    Page 2 of 4 Pages


- -----------------------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Dover Group, Inc.
- -----------------------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                   (a)[ ]
                                                                                         (b)[ ]

- -----------------------------------------------------------------------------------------------
 3   SEC USE ONLY



- -----------------------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     Not Applicable.
- -----------------------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]



- -----------------------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- -----------------------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
   NUMBER OF
     SHARES
  BENEFICIALLY  -------------------------------------------------------------------------------
   OWNED BY       8   SHARED VOTING POWER
      EACH
   REPORTING
     PERSON
      WITH      -------------------------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER

                         260,000
                -------------------------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
- -----------------------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         260,000
- -----------------------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                [ ]


- -----------------------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.0%
- -----------------------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

         CO                *SEE INSTRUCTIONS BEFORE FILLING OUT!
- -----------------------------------------------------------------------------------------------

                INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

 CUSIP No. 045084-11-8                                       Page 3 of 4 Pages


Item 1.   Security and Issuer
- ------

     This statement relates to the shares of Common Stock, $.01 par value, of The Ashton Technology Group, Inc. (the "Issuer"). The Issuer's principal executive office is located at 10420 Little Patuxent Parkway, Suite 490, Columbia, Maryland 21044-3559.

Item 2.   Identity and Background
- ------

          The Dover Group, Inc.
          ---------------------

     (a)  The Dover Group, Inc.

     (b)  17 Route 37 East
          Toms River, New Jersey 08753

     (c)  Principal stockholder of the Issuer.

     (d)  Not applicable.

     (e)  Not applicable.

     (f)  Delaware


Item 3.   Source and Amount of Funds or Other Consideration
- -------

          Not Applicable.

Item 4.   Purpose of Transactions
- -------

          Not Applicable.

Item 5.   Interest in Securities of the Issuer
- -------
          (a) - (b) As of May 31, 1996, the Issuer has 3,232,500 Redeemable Common Stock Purchase Warrants issued and outstanding, of which 260,000 or 8.0% are owned by Dover. Dover has the sole dispositive power over these warrants,. The warrants do not have any voting rights until the warrants are exercised. The warrants are not exercisable until May 2, 1997.

          (c) In May 1996, The Dover Group, Inc. sold 240,000 warrants at prices ranging from $8.13 to $8.81 per warrant.

          (d) - (e)  Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
- -------
          to the Securities of the Issuer

          Not Applicable.

Item 7.   Materials to be filed as Exhibits
- -------

          Not applicable

                                  SCHEDULE 13D

 CUSIP No. 045084-11-8                                       Page 4 of 4 Pages


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 9, 1996

Reporting Person:    The Dover Group, Inc.


Signature By:  /s/ Dr. F. E. Weimmer Jr.
             ---------------------------------
               (authorized officer)